GLOBAL corporate compliance

SUPPL

SEC MAIL PROCESSING RECEIVED
SEP 18 2007
WASH. D.C. 182 SECTION

07026742

September 11, 2007

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: ~~Solana Petroleum Corp~~ Q Gold Resources. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated August 27, 2007
2. Notice of Meeting
3. Management Information Circular
4. Form of Proxy
5. Financial Statement Request Form
6. Interim Financial Statements for the period ended June 30, 2007
7. Management's Discussion and Analysis for the period ended June 30, 2007
8. CEO Certification for the period ended June 30, 2007
9. CFO Certification for the period ended June 30, 2007

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

dlw 9/19

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD UPDATES FOLEY GOLD MINE REHABILITATION PROJECT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, August 27, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) announced today that Paul Whelan Mining Contractors ("Whelan") have completed the reconstruction of the Foley Gold Mine's North Shaft collar and attendant support buildings and infrastructure near Mine Centre, Ontario. Whelan is currently installing a submersible pump and permanent steel piping to the 400' level in the mine, as a prelude to pumping out water that has flooded the mine since 1930, in order to conduct underground exploration. The Foley Mine produced over 5,000 ounces of gold in the late 1890's before fire destroyed the mine and mill structures.

The Corporation also announced that it has engaged Trow Associates Inc. of Thunder Bay, Ontario to provide engineering and environmental consulting services in connection with the current de-watering of the Foley Mine.

Also, Q-Gold announced that it has initiated exploration activities on its large, new Rainy River District tract with a view toward conducting reverse circulation drilling this Fall in the glacial till to identify potential gold-bearing drill targets in underlying volcanic bedrock.

The Corporation has granted 775,000 incentive stock options to Officers, Directors and an Employee of the Corporation, pursuant to the Corporation's Stock Option Plan (approved by shareholders in June 2006). The incentive stock options will be exercisable for a period of five years from the date of the grant at a price of $0.13 per share.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and over 7,500 acres in the Rainy River greenstone belt.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-Gold Resources Ltd.
(the "Corporation")

Financial Statement Request Form

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. The CSA requires all Issuers to file their continuous disclosure documents through SEDAR. These documents including financial statements can be viewed at www.sedar.com. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Q-Gold Resources Ltd.
508- 121 East Birch Avenue
Flagstaff, AZ 86001

☐ I would like to receive audited financial statements.
☐ I would like to receive interim financial statements.

☐ I consent to receive the above noted financial statements via electronic mail, **OR**
☐ I consent to receive the above noted financial statements by regular mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Q-Gold Resources Ltd.

____

Signature of Shareholder

Dated ____________________, 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Financial Statement Notice

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. The CSA requires all Issuers to file their continuous disclosure documents through SEDAR. These documents including financial statements can be viewed at www.sedar.com. Q-Gold has also posted the audited financial statements on its website at www.forangold.com.

You may review the statements on either website or if you wish to obtain a paper copy, please contact the Company directly.

Eric Gavin
Chief Financial Officer
Ph: (928) 779-0166

82-4931

Q-Gold Resources Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of the shareholders of Q-Gold Resources Ltd. (the "Meeting") will be held on September 12, 2007 at 850, 505 – 3rd Street Southwest, 2nd Floor Conference Room, at 3:00 (MDT) in order to:

1. receive the financial statements for the year ended December 31, 2006;

2. elect directors;

3. appoint auditors;

4. approve the stock option plan;

5. transact such other business as may properly be brought before the Meeting or any adjournment.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and mail it to or deposit it with Global Corporate Compliance, 310, 441 - 5th Avenue S.W., Calgary, Alberta T2P 2V1. In order to be valid and acted upon at the Meeting, the forms of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only shareholders of record at the close of business on August 8, 2007 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Flagstaff, Arizona, this 8th day of August, 2007.

By order of the Board of Directors

"J. Bruce Carruthers II"
J. Bruce Carruthers II
President and CEO

Schedule "C"
Q-GOLD RESOURCES LTD.
CORPORATE GOVERNANCE DISCLOSURE

The following description of the governance practices of the Corporation is provided in accordance with the guidelines of Multilateral Instrument 58-101, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Corporation will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

I. BOARD OF DIRECTORS

The board of directors consists of six directors including Henry M. Meixner, Wayne Young and William F. Mudon who are independent. None of the unrelated directors has any direct or indirect material relationship with the Corporation (other than shareholdings) which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of a director's independent judgment. J. Bruce Carruthers II, President and CEO, John (Jack) A. Bolen, Vice President of Q-Gold (Ontario) Ltd., and Eugene Chen, Corporate Secretary, are non-independent directors.

Eugene Chen is presently a director of illumiCell Corporation.

The board of directors does not have any formal procedures in place for identifying new director candidates or assessing the performance of its current directors.

The board of directors does not have any standing committees, other than the audit committee and the compensation committee, as it believes that it is more efficient and cost effective for the full board to perform the duties that would be required by committees other than the audit committee.

II. ORIENTATION AND CONTINUING EDUCATION

Orientation and education of new members of the board of directors is conducted informally by management and members of the board of directors. The orientation provides background information on the Corporation's history, performance and strategic plans.

III. ETHICAL BUSINESS CONDUCT

The board of directors has not adopted a formal written code of ethics. The board of directors believes the Corporation is able to meet ethical business standards by following the audit committee charter and through the ability of the members of the board of directors to reference outside professional advisors.

IV. COMPENSATION

Members of the board of directors are not compensated for acting as directors, except for being granted incentive stock options pursuant to the policies of the TSX Venture Exchange and the Corporation's stock option plan. The board of directors as a whole determines the stock option grants for each director and the compensation of the senior officers.

82-4931

Q-Gold Resources Ltd.

(the "**Corporation**")

MANAGEMENT INFORMATION CIRCULAR

for the Annual General Meeting to be held on Wednesday September 12, 2007

Dated August 13, 2007

PROXIES

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies for use at the annual general meeting of the holders (the "**Shareholders**") of common shares ("**Common Shares**") of the Corporation (the "**Meeting**") to be held on September 12, 2007 at 850, 505 – 3rd Street Southwest, 2nd Floor Conference Room, Calgary, Alberta, at 3:00 PM (MDT) and at any adjournment. Forms of proxy must be deposited with Global Corporate Compliance, 850, 505-3rd St. S.W., Calgary, Alberta T2P 3E6, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding the Meeting or any adjournment. Only holders of Common Shares of record as at the close of business on August 8, 2007 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy (the "**Proxy Form**") must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation. The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation that do not hold their Common Shares in their own names ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as

set forth below. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate persons.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker often is identical to the Proxy Form provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada ("**Broadridge**"). Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to Broadridge. Alternatively, Beneficial Shareholders sometimes are provided with a toll-free telephone number to vote their shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting of shareholders. **A Beneficial Shareholder receiving a voting instruction or proxy from Broadridge or another agent cannot use that proxy to vote Common Shares directly at the Meeting as the completed instruction or proxy must be returned as directed by Broadridge or another agent well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank spaces on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your Broker or Agent well in advance of the Meeting to determine how you can do so.

REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Global Corporate Compliance, at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

EXERCISE OF DISCRETION BY PROXY

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at August 8, 2007, 39,981,401 Common Shares were issued and outstanding, each such share carrying the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than one person present holding or representing by proxy not less than 5% of the shares entitled to be voted at the Meeting.

As a result of two private placement financings in December 2006 and March 2007, MineralFields Group now owns 6,980,000, or 17.46% of the Corporation's shares.

MEETING AGENDA

Election of Directors

It is proposed that six directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. The directors of the Corporation are annually elected to hold office until the next annual general meeting of the Corporation or until their successors are appointed, unless a director ceases to hold office pursuant to the *Business Corporations Act* (Alberta) or the office is vacated pursuant to the By-laws of the Corporation. In the absence of instructions to the contrary, the enclosed Proxy Form will be voted for the nominees herein listed. **The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder proxy that the shareholder's shares are to be withheld from voting in the election of directors.**

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation
J. Bruce Carruthers II Arizona USA	1,428,287	President, Chairman, CEO and Director since 1998	Chairman, President and CEO of the Corporation.
John A. Bolen Ontario, Canada	695,544	Director since September 2000	V.P. Exploration Q-Gold (Ontario) Ltd.
William F. Mudon(1)(2) Colorado, USA	175,316	Director since September 2003	Attorney & landman for Williams Production RMT, an oil producing co.
Wayne G. Young(1)(2) Alberta, Canada	51,111	Director since December 2003	Practicing dentist in Calgary
Eugene Chen Alberta, Canada	50,444	Director since December 2003	Securities Lawyer with Fraser Milner Casgrain LLP
Henry M. Meixner(1)(2) British Columbia, Canada	Nil	Director since January 2007	Geologic Consultant

Notes:
(1) Member of Audit Committee
(2) Member of Compensation Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

Other then as noted below, no director, officer, Promoter or other member of management of the Corporation is, or within the five years prior to the date of this Offering Document has been, a director, officer or Promoter of any other Corporation that while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the Corporation access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that Corporation.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Management is nominating DNTW Chartered Accountants, LLP, to serve as auditors until the next annual meeting of the shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. DNTW Chartered Accountants, LLP, have been the auditor since 2003.

Stock Option Plan

The TSX Venture Exchange requires issuers to obtain shareholder approval annually of a 10% rolling stock option plan (the "**Plan**"). Shareholders approved the current Plan at the meeting held June 12, 2006 and are being requested to approve the same form of Plan. The Corporation currently has 39,981,401 Common Shares outstanding which means that 3,998,140 Common Shares could be reserved for the issuance upon the exercise of stock options, if no additional shares were issued during the next 12 months. As of the date of this circular, there are 2,800,000 Common Shares reserved for the exercise of stock options.

The aggregate number of Common Shares issuable upon the exercise of options granted under the Plan at any time may not exceed 10% of the total number of issued and outstanding Common Shares and the aggregate number of Common Shares issuable to any one officer, director or full time employee may not exceed 5% of the total number of issued and outstanding Common Shares. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The price at which Common Shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange or exchanges on which the Common Shares are listed.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, which is attached hereto as Schedule "A", the board of directors is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan. Options granted under the Plan are non-assignable. Options are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant.

The Plan has served as an integral component of the Corporation's compensation system. The Board of Directors recommends that the shareholders vote in favour of the Plan.

EXECUTIVE COMPENSATION

The following table sets forth all annual, long term and other compensation for services in all capacities to the Corporation and its subsidiaries for the three (3) most recently completed financial years in respect of each of the individuals who was the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation who were serving as executive officers as at December 31, 2006 and whose total salary and bonus exceeds $150,000 (collectively "the **Named Executive Officers**" or "**NEO**"), if any, and any additional individuals who would have qualified as a Named Executive Officer except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

Name and Principal Position	Year	Annual Compensation: Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long-term Compensation: Awards: Shares under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	Payouts: LTIP Payouts	All other Compensation ($)
J. Bruce Carruthers II, President, CEO	2006 2005 2004	74,844 24,232 Nil	Nil Nil Nil	Nil Nil Nil	80,000 425,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Eric Gavin, Vice-President Finance and Administration and CFO	2006 2005 2004	54,885 35,929 30,000	Nil Nil Nil	Nil Nil Nil	80,000 275,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

LONG-TERM INCENTIVE PLAN AWARDS

Management made no long-term incentive plan awards during the year ended December 31, 2006.

Option Grants during the Most Recently Completed Financial Year

The Corporation granted 1,500,000 options to purchase Common Shares to Directors, Officers and Consultants. Included in this grant were 160,000 options granted to the Named Executive Officers as shown above.

OPTION EXERCISES

The following table provides information for options exercised by the Named Executive Officers during the year ended December 31, 2006 and their option positions as at December 31, 2006.

Name	Options Exercised (#)	Aggregate Value Realized ($)	Unexercised Options at Year End: Number of Options: Exercisable (#)	Unexercisable (#)	Value of In-the-Money Options (1)(2): Exercisable ($)	Unexercisable ($)
J. Bruce Carruthers II, CEO	Nil	Nil	505,000	Nil	$ 28,025	Nil
Eric Gavin, CFO	Nil	Nil	355,000	Nil	$ 18,275	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX Venture Exchange on the final day of trading (December 29) of 2006 was $0.265 per share.

(2) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

COMPENSATION OF DIRECTORS

The Corporation does not currently pay compensation to non-management directors nor are they paid for attendance at board meetings. The directors are reimbursed for expenses incurred in carrying out their duties as directors and are granted stock options.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

The Corporation has employment agreements with (i) Hexagon Resources, Inc. ("Hexagon Resources"), a private company of which J. Bruce Carruthers II, is a principal shareholder of, (ii) Eric A. Gavin, and (iii) John (Jack) A. Bolen. Under the terms of these employment agreements, Hexagon Resources is to be paid monthly management fees of US$ 5,500. This contract was suspended while the Corporation was inactive, and was subsequently reinstated in September 2005 upon the completion of the RTO and return of the Corporation to "Tier 2 Issuer" status on the Exchange. Mr. Gavin is paid US$ 4,400 per month under a management contract for services provided to the Corporation. Mr. Bolen is paid CDN$ 5,500 per month for geological consulting services provided to the Corporation.

The company has entered into agreements whereby two officers and one director were paid approximately $194,229 (2005 - $60,160) for consulting and management fees during 2006.

Eugene Chen, Corporate Secretary and a Director of the Corporation, is an associate with Fraser Milner Casgrain, LLP, which received $69,228 for legal services provided to the Corporation during 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at December 31, 2006.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	1,920,000	$0.22	1,274,429
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,920,000	$0.22	1,274,429

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder of, and Eric A. Gavin, Vice President and Chief Financial Officer of the Corporation, in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively. The tables below illustrate the amount of the indebtedness outstanding.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS		
Purpose	**To the Corporation or its Subsidiaries**	**To Another Entity**
(a)	(b)	(c)
Share purchases		
Other	$ 95,937	

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS						
Name and Principal Position	**Involvement of Company or Subsidiary**	**Largest Amount Outstanding During the Year Ended December 31, 2006 ($)**	**Amount Outstanding as at August 1, 2007 ($)**	**Financially Assisted Securities Purchases During the Year Ended December 31, 2006 ($)**	**Security for Indebtedness**	**Amount Forgiven During the Year Ended December 31, 2006 ($)**
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Securities Purchase Program						
Other Programs						
J. Bruce Carruthers II, President & CEO	Solana Petroleum Holdings Limited (Subsidiary)	$ 85,998	$ 82,755	Nil	N/A	Nil
Eric A. Gavin, CFO	Solana Petroleum Holdings Limited (Subsidiary)	$ 9,948	$ 8,890	Nil	N/A	Nil

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer

at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the charter of the Audit Committee is attached as Schedule "B".

Composition of the Audit Committee

The table below lists the members of the audit committee and their independence and financial literacy:

Audit Committee Members	Independent	Financially Literate
William F. Mudon	Yes(1)	Yes(1)
Wayne Young	Yes(1)	Yes(1)
Henry M. Meixner	Yes(1)	Yes(1)

Note:
(1) As defined by MI 52-110 of the Canadian securities regulatory authorities.

Relevant Education and Experience

William F. Mudon:
- Juris Doctor Degree from University of Tulsa College of Law and a Bachelor of Arts Degree from University of Colorado
- Currently is an Attorney and Landman for Williams Production RMT Company in Denver, Colorado

Wayne Young:
- Earned his Doctorate of Dental Surgery and Bachelor of Science Degree in Biomedicine from University of Alberta
- Operates his private dentistry practice in Calgary, which has been in operation since 1993

Henry M. Meixner
- Holds a Bachelor of Science Degree in Geology from the University of British Columbia
- Previously General Manager of Orex Laboratories (B.C.)
- Currently is a consulting geologist for a number of Vancouver-based resource companies

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services. The Audit Committee has delegated to its members the authority to pre-approve non-audit services, provided, however, that such pre-approval of non-audit services shall be presented to the Audit Committee at its first scheduled meeting following any such pre-approval.

External Auditor Service Fees (by Category)

Services	2006	2005
Aggregate Audit Fees	$24,051	$25,704
Aggregate Audit-Related Fees	Nil	$2,561
Aggregate Tax Fees	$7,563	$9,330
Aggregate All Other Fees	Nil	$1,825

Exemption

The Company as a "venture issuer" as defined in Multilateral Instrument 52-110 entitled "Audit Committees" ("MI 52-110") is relying on the exemption in section 6.1 of MI 52-110.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual General meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended December 31,2006. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at #508-121 E Birch Avenue, Flagstaff, Arizona ,86001, Telephone(928) 779-0166; Fax (928) 779-0107

Schedule "A"

Q-GOLD RESOURCES LTD.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist Q-GOLD RESOURCES LTD. (the "Corporation") in attracting, retaining and motivating directors, key officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10 percent of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan. In no event shall options be granted, without regulatory approval, entitling any single individual to purchase in excess of five percent (5%) of the then outstanding shares in the Corporation in any 12 month period and no more than two percent (2%) of the optioned shares may be issued to any one consultant in any 12 month period. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a director, officer, employee or consultant of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan (a "Participant"). The Corporation represents and confirms that any Participant under the Plan will be a bona fide director, officer, employee or consultant of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which

such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors.

6. Shareholder Approval

The Corporation will be required to obtain disinterested shareholder approval for the reduction in the exercise price of Optioned Shares where the Optionee is an insider.

7. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant and only by the Participant.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or

the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant is dismissed as an officer, employee or consultant by the Corporation or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall terminate immediately upon such dismissal, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j), if a Participant ceases to be an officer, employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period not exceeding 90 days from the date of ceasing to be an officer, employee, consultant or director (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be an officer, employee, consultant or director. Upon the expiration of such 90 days period (or such earlier expiry date as provided for in the Option Agreement) all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event that the Participant is engaged in investor relations activities, the 90 day period is abbreviated to 30 days.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period not exceeding one year from the date of death of the deceased Participant (or such shorter period being, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

8. <u>Amendment and Discontinuance of Plan</u>

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

9. <u>No Further Rights</u>

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

10. <u>Compliance with Laws</u>

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

11. <u>Gender</u>

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

Schedule "B"

Q-GOLD RESOURCES LTD.
AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary function of the Audit Committee, a committee of the board of directors (the "Board of Directors") of Q-Gold Resources Ltd., (the "Corporation") is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the financial accounting and reporting process and internal controls for the Corporation by:

(a) reviewing the financial reports and other financial information before such reports and other financial information is provided to any governmental body or to the public;

(b) recommending the appointment and reviewing and appraising the audit efforts of the Corporation's external auditors and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;

(c) serving as an independent and objective party to monitor the Corporation's financial reporting process and internal controls, the Corporation's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

(d) encouraging continuous improvement of, and fostering adherence to, the Corporation's policies, procedures and practices at all levels.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Part III of this Charter. The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities. It is, however, the Corporation's management which is responsible for preparing the Corporation's financial statements and it is the Corporation's external auditors which are responsible for auditing those financial statements.

II. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is to be comprised of such number of directors (but at least three) as determined by the Board of Directors, each of whom must be "independent" and "financially literate", as such terms are defined in Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") where MI 52-110 requires such independence.

The members of the Audit Committee shall be appointed by the Board of Directors and serve until the next annual meeting of shareholders of the Corporation or until their successors are duly appointed. Unless a Chairman is appointed by the full Board of Directors, the members of the Audit Committee may designate a Chairman by majority vote of the full Audit Committee membership.

As part of its role in fostering open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Audit Committee are to be provided with full access to all corporate information and are to be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and external auditors of the Corporation.

A quorum for the transaction of business at any meeting of the Audit Committee is the presence in person or by telephone or other communication equipment of a majority of the members of the Audit Committee or such greater number as the Audit Committee may by resolution determine.

Should a vacancy arise among the members of the Audit Committee, the remaining members of the Audit Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Audit Committee are to be held from time to time, but not less than four times annually, at such place as the Audit Committee or the Chairman of the Audit Committee may determine upon at least two days' prior notice to each of the members. The notice period may be waived by a quorum of the Audit Committee.

The Chairman of the Audit Committee, any member of the Audit Committee, the Chairman of the Board of Directors, the Corporation's external auditors, or the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation is entitled to request that the Chairman of the Audit Committee call a meeting. A notice of the Audit Committee may be given verbally, in writing or by telephone, fax or other means of communication, and need not specify the purpose of the meeting.

III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

(a) communicate directly with the external auditors;

(b) meet with the external auditors, with and without management present, to discuss the results of their examinations ;

(c) annually review and recommend to the Board the selection of the independent auditors, subject to shareholders' approval, and approve the annual fee for the external audit services;

(d) establish a procedure which enables employees to report any concerns regarding accounting or auditing matters;

(e) review with management and with the independent auditors, the financial statements and management discussion and analysis before referring these documents to the Board of Directors;

(f) ensure the Corporation's compliance with legal and regulatory requirements relating to financial disclosure;

(g) review any new appointments to senior positions with financial reporting responsibilities;

(h) review all financial press releases.

The Committee shall perform any other matters delegated to it by the Board.

Financial Reporting Processes

(a) In consultation with the external auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

(c) Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditors and ensure that management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

(a) Establish regular and separate systems of reporting to the Audit Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

(b) Review the scope and plans of the external auditors' audit and reviews prior to the audit and reviews being conducted. The Audit Committee may authorize the external auditors to perform supplemental reviews or audits as the Audit Committee may deem desirable.

(c) Following completion of the annual audit and quarterly reviews, review separately with management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

(d) Review and resolve any significant disagreements between management and the external auditors in connection with the preparation of the financial statements.

(e) Where there are significant unsettled issues, the Audit Committee is to assist in arriving at an agreed course of action for the resolution of such matters.

(f) Review with the external auditors and management significant findings during the year and the extent to which changes or improvements in financial or accounting

practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

Ethical and Legal Compliance

(a) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b) Review management's monitoring of the Corporation's systems in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

(c) Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation's financial statements.

Risk Management

Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

82-4931

Q-Gold Resources Ltd.

Form of Proxy
for the
Annual General Meeting of Shareholders
September 12, 2007

The undersigned shareholder of Q-Gold Resources Ltd.. (the "Corporation") hereby appoints J Bruce Carruthers II President, or, failing him, Eric Gavin, CFO, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual General Meeting of the shareholders (the "Meeting"), to be held on September 12, 2007, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. To elect directors

   FOR ______________ WITHHOLD FROM VOTING ______________

2. To appoint DNTW Chartered Accountants, LLP, as auditors

   FOR ______________ WITHHOLD FROM VOTING ______________

3. To approve the Stock Option Plan,

   FOR ______________ AGAINST ________________

4. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment, in the proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned revokes any proxies heretofore given.

DATED this ____________ day of _______________, 2007.

____
(Signature of Shareholder)

____
Name of Shareholder (PLEASE PRINT)

____
(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title.
4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined and delivered to Global Corporate Compliance, 850, 505-3rd St. S.W., Calgary, Alberta T2P 3E6 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting or any adjournment provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

82-4931

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

June 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007
(Unaudited - Prepared by Management)

		June 30 2007		December 31 2006
ASSETS				
Current assets				
Cash and term deposits	$	1,389,178	$	1,806,627
Goods and Services Tax (GST) Receivable		62,056		15,718
Prepaid Expenses		27,731		1,990
Current portion of amounts receivable from directors and officers (Note 3)		6,551		8,640
		1,485,517		1,832,975
Property Plant and Equipment (Note 5)		68,002		13,663
Amounts receivable from directors and officers (Note 3)		85,094		87,297
	$	**1,638,613**	**$**	**1,933,935**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	30,196	$	27,698
Share capital (Issued 39,691,673 shares) (Note 7)		11,203,936		9,547,430
Deficit		(9,595,519)		(7,641,193)
		1,608,416		1,906,237
	$	**1,638,613**	**$**	**1,933,935**

ON BEHALF OF THE BOARD OF DIRECTORS:

"John A. Bolen"
John A. Bolen, Director

"J. Bruce Carruthers II"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
REVENUE				
Interest income	$ 19,860	$ 2,114	$ 27,098	$ 2,886
	19,860	2,114	27,098	2,886
EXPENSE				
Accounting	$ 31,856	$ 12,063	$ 31,856	$ 12,508
Amortization	5,591	1,121	6,928	2,334
Compliance agency fees	6,413	25,521	18,018	30,542
Consulting fees (Note 8)	-	22,750	-	35,250
Financing fees	-	(126)	-	8,880
Mine Centre, Ontario mineral exploration properties (Note 4)	1,019,798	464,043	1,645,505	469,761
Insurance	(9)	705	14,738	1,103
Interest	78	1,094	120	2,702
Legal Fees	3,636	10,000	28,270	18,496
Management fees (Note 8)	49,162	32,641	98,898	59,197
Miscellaneous expenses	2,848	3,548	3,848	3,598
Office	37,352	18,016	55,575	31,574
Professional/ Geological services	5,249	4,618	15,235	10,831
Promotion and investor relations	37,496	19,311	66,183	21,125
Taxes	67,841	270	75,474	273
Travel	13,107	7,322	19,036	8,667
	1,280,417	622,897	2,079,683	716,841
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(1,260,557)	(620,783)	(2,052,585)	(713,955)
FOREIGN EXCHANGE GAIN (LOSS)	63,683	(23,973)	98,259	(20,264)
NET INCOME FOR THE PERIOD	**(1,196,874)**	**(644,756)**	**(1,954,326)**	**(734,219)**
DEFICIT, BEGINNING OF PERIOD	(8,398,645)	(6,290,483)	(7,641,193)	(6,201,021)
DEFICIT, END OF PERIOD	$ (9,595,519)	$ (6,935,239)	$ (9,595,519)	$ (6,935,239)
NET INCOME (LOSS) PER SHARE	$ (0.03)	$ (0.03)	$ (0.05)	$ (0.04)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (1,196,874)	$ (644,756)	$ (1,954,326)	$ (734,218)
Items not requiring cash				
Amortization of capital assets	5,591	1,121	6,928	2,334
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	20,476	100,000	325,476	100,000
Unrealized foreign exchange gain	2,275	12,434	(24,898)	12,434
	(1,168,532)	(531,201)	(1,646,820)	(619,450)
Changes in non-cash working capital items	(75,340)	9,076	(67,084)	12,882
	(1,243,872)	(522,125)	(1,713,903)	(606,568)
Investing activities				
Amounts receivable from directors and officers	2,146	2,082	4,292	4,165
Purchase of capital assets	(35,517)	-	(61,267)	-
	(33,371)	2,082	(56,975)	4,165
Financing activities				
Proceeds (Repayment) from short term loans	-	(116,493)	-	(16,339)
Net Proceeds from equity financing(s)	1,098,292	1,661,419	1,353,430	1,648,009
	1,098,292	1,544,926	1,353,430	1,631,670
Change in cash (Decrease)	(178,951)	1,024,883	(417,449)	1,029,266
Cash, beginning of period	1,568,129	12,087	1,806,627	7,704
Cash, end of period	$ 1,389,178	$ 1,036,970	$ 1,389,178	$ 1,036,970

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2007 the Company had accumulated losses amounting to $9,595,519. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Company's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Company's interest in international oil and gas projects, of which it does not have any.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2007 and 2006.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the six month period ended June 30, 2007 were 36,130,058 (2006 – 17,223,989). Diluted weighted average shares for the six month period ended June 30, 2007 were 66,727,323 (2006 – 25,935,339).

Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

Financial instruments

The Company's financial instruments at June 30, 2007 and June 30, 2006 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue recognition

Interest income is recognized as it is earned.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. Monthly principal and interest payments total $750 and $200 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

4 MINERAL PROPERTIES

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mineral Properties"). The Mineral Properties include both the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s.

Under the terms of the Hexagon Gold agreement, Q-Gold acquired the Mineral Properties through the issuance of 5,000,000 common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The acquisition was deemed a reverse take over transaction by the Exchange. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange for the reverse take over transaction, the acquisition of the Mineral Properties and the issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold agreement, Q-Gold completed the purchase of 640 acres of Crown Mining Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by making a $2,500 cash payment, issuing 250,000 common shares and granting a Net Smelter Return ("NSR") of two percent (2.0%) on all metals production form the property to the owners. In February of 2006, the Company finalized the purchase and sale agreement completing the acquisition

Also, pursuant to the terms of the Hexagon Gold agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners in return for a 100% interest in the Tract. This tract consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres

surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

On June 19, 2007, the Exchange approved a series of transactions whereby the Company acquired options on 1,638 acres of patented land in the Rainy River area of Ontario, adjacent to the Company's 2,600 acres of staked claims, announced in April of 2007. The Company compensated the private landowners with cash and 102,380 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

5 PROPERTY, PLANT AND EQUIPMENT

			June 30, 2007	Dec. 31 2006
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	4,174	1,206	2,968	1,034
Computer equipment	13,691	6,597	7,094	1,463
Automobile (Field Truck)	70,508	12,568	57,940	11,166
	88,373	**20,371**	**68,002**	**13,663**

6 LOANS PAYABLE

During 2005, the Company issued promissory notes totaling US$ 14,014 to various lenders at a rate of 7.5% per annum. These notes were retired by the Company on May 1, 2006.

In the first three months of 2006, the Company issued promissory notes totaling $ 100,137 to various lenders at a rate of 10% per annum to fund its working capital obligations. These notes were retired by the Company on May 1, 2006.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2006	31,944,289	9,514,129
Shares Issued during the Period	7,747,384	1,856,327
Less Share issue costs	-0-	<166,520>
Balance as at June 30, 2007	**39,691,673**	**11,203,936**

In January of 2007, the Company announced it had completed a non-brokered private placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

On March 14, 2007, the Company announced it had completed a non-brokered private placement of 227,004 common shares at a price of $0.25 per share for gross proceeds of $56,751. In connection with this financing, the Company granted share purchase warrants to purchase 113,502 Common Shares at a price of $0.30 per share in year one and $0.35 per share in year two.

On April 19, 2007, the Company announced it had completed a non-brokered flow-through private placement of 4,810,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of $1,202,500. Each Unit consists of one common share, issued on a "flow-through" basis, and one-half of a common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional common share at an exercise price of $0.35 for a period of 24 months from issuance. The Company paid cash finder's fees of $65,375 and due diligence fees of $27,075, and granted 331,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units described above, except that they consist of Common Shares rather than flow-through shares. Also, the Company granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the financing.

During the six months ending June 30, 2007, the Company issued 1,352,380 additional common shares in connection with an asset purchase and three options it obtained on mineral properties in the Mine Centre and Rainy River areas of Ontario. These transactions are described in Note 4, above.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At June 30, 2007, 2,8000,000 options (2006 – 2,070,000) had been granted under the following terms:

Number of Shares	Option price $	Expiry date
230,000	0.25	May 15, 2010
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
100,000	0.25	June 1, 2011
125,000	0.24	January 30, 2012
525,000	0.27	February 6, 2012

On May 31, 2007, the Company announced the engagement of AGORACOM Investor Relations to provide investor relations services. Under the terms of the engagement, the Company will grant to AGORACOM 230,000 stock options at an exercise price of $0.25 per common share. The options will vest in four quarterly installments beginning August 15, 2007 and have will expire on May 15, 2010.

8 RELATED PARTY TRANSACTIONS

In October of 2005, the Company exercised an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's interests the Mineral Properties as described in Note 4, above.

The Company has entered into agreements whereby two officers were paid approximately $66,398 (2006 - $59,197) for management fees and one director was paid $32,500 (2006 - $30,000) for consulting fees during the six month period ending June 30, 2007.

Eugene Chen, Corporate Secretary and Director of the Company, is an associate of Fraser Milner Casgrain, LLP, a firm that was paid $75,576 for legal services provided to the Company during the period. A portion of these fees were debited to Share Issuance Costs.

9 SUBSEQUENT EVENTS

On July 19, 2007, the Company announced it had acquired an option to acquire 1,000 acres adjoining its Iron Ridge Prospect on the western shore of Bad Vermilion Lake. Under the terms of the option, the property owners received a cash payment and 75,000 common shares of the Company. The Company can exercise the option by making additional cash payments and issuing 100,000 and 125,000 common shares to the owners on the first and second anniversaries, respectively. The owners also will retained a 2% Net Smelter Return.

On July 26, 2007, the Company announced it had acquired options on an additional 3,616 acres of patented land in the Rainy River area of Ontario. The Company compensated the private landowners with cash and 214,728 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On August 27, 2007, the Company announced the granting of 775,000 incentive stock options to Officers, Directors and an Employee of the Corporation. These incentive stock options will be exercisable for a period of five years from the date of the grant at a price of $0.13 per share.

Form 52-109F2
Certification of Interim Filings

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

Eric A. Gavin
Chief Financial Officer

Form 52-109F2
Certification of Interim Filings

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

J. Bruce Carruthers II
Chief Executive Officer

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2007
DATED AUGUST 29, 2007

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2007 of Q-Gold Resources Ltd. ("Q-Gold" or the "Company") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Company's Board of Directors prior to release. Under this Instrument, the Company is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Company is currently exploring for precious and base metals and PGE's on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and almost 8,000 acres in the Rainy River greenstone belt (collectively referred to as the "Mineral Properties"). The Mineral Properties are located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. The Mineral Properties include the Foley and Golden Star gold mines, both located in the historic gold mining camp at Mine Centre. These two mines combined, produced over 16,000 ounces of gold in the late 1890's and 1930's and have remained undeveloped ever since. Currently the Mineral Properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

The Company completed an exploratory drilling program at Mine Centre and initiated the Foley Gold Mine Rehabilitation Project (the "Foley Project") during the six months ending June 30, 2007. The rehabilitation of the Foley Mine North Shaft Collar and construction of the accompanying infrastructure and buildings were completed in August and the initiation of the de-watering phase of the Foley Project is expected to commence in September. Once the mine has been de-watered to the 400' level and safe entry declared by mining engineers, the Company plans to begin inspection and underground exploration activities on the over 2.5 kilometres of existing drifting in the mine. Production from the mine is not anticipated during 2007.

In February, the Company completed the acquisition of all of the assets of Nipigon Gold Resources Ltd., which included two important known gold occurrences in the Mine Centre area, the McKenzie Gray and Jolly Roger Gold Veins.

In March, the Company commenced its 2007 exploration program consisting of mapping, sampling and diamond drilling at Mine Centre. The mapping and sampling program focused on the newly purchased (March 2007) Iron Ridge Prospect, which encompasses 1,520 acres along the Western shore of Bad Vermilion Lake and contains large pockets of conductivity in a 10+ km linear magnetic anomaly determined by airborne surveys. The Iron Ridge Prospect has the potential for both platinum group elements (PGE's) and a copper/ nickel/ cobalt suite of mineralization. The results from this sampling program, which are currently pending, will allow the Company to better evaluate the property and determine how to proceed. The Company's diamond drilling program at Mine Centre focused on EM/MAG airborne and ground Induced Polarization (IP) anomalies located along the Finger Lake Fault near Mine Centre.

The drill program also included a series of "structural" holes in the Foley Vein Complex to establish the presence of the veins at depths ranging from 300 to 1,100 metres, which the program accomplished. Although the conductive anomalies that were drilled encountered gold values, they were not of sufficient grade to be of economic significance.

The Company completed three equity financings during the first six months of 2007, resulting in gross proceeds totaling $1,530,851. These funds are being used to fund the Foley Project and exploration activities at Mine Centre, and for general and administrative expenditures.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations as of the date of this MD&A and does not expect to receive any income from the Mineral Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Company remains optimistic about the outlook for gold prices through 2007-2008 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Company's eight most recently completed quarters:

	2007		2006				2005	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
Total Revenues	$ 19,860	$ 7,238	$ 9,116	$ 3,705	$2,114	$ 772	$ 1,772	$ 875
Income (Loss) before discontinued operations & extraordinary items	(1,260,557)	(792,028)	(335,449)	(371,419)	(620,783)	(93,171)	(166,539)	(58,973)
Income (Loss) per Share	(0.04)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.04)	(0.00)
Income (Loss) per diluted share	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)
Net Income (Loss)	(1,196,874)	(757,452)	(357,122)	(348,832)	(644,756)	(89,462)	(119,598)	(34,465)
Net Income (Loss) per Share	(0.03)	(0.02)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.00)
Net Income (Loss) per diluted share	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)

FINANCIAL CONDITION

For the three months ending June 30, 2007, Q-Gold reported (prior to extraordinary items) a loss of $1,260,557 ($0.04 per share) versus a loss of $620,783 ($0.03) in the same period of 2006. The increased losses reported by the Company in 2007 over the same period in the previous year is the result of increased exploration work on the Mineral Properties and the initiation of the Foley Project, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Properties, the outlook for both cash flow and profit will be negative. In the near-term, the Company anticipates being able to fund its 2007 exploration activities from cash on hand and, as required, will obtain additional funds via equity financings to continue exploration activities on the Mineral Properties and the Foley Project, as well as general corporate activities (see "Liquidity and Capital Resources", below).

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had a working capital surplus of $1,455,321. Since the Company is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain funds for future exploration and development activities on the Mineral Properties via equity or debt financings.

ADDITIONAL DISCLOSURES

For the three months ending June 31, 2007, the Company incurred exploration expenses totaling $1,019,798 (2006 - $464,043) on the Mineral Properties. General and Administrative Expenditures for the period totaled $260,619 (2006 - $158,854). The increase in expenditures over these compared periods is the result of expanded operations by the Company on the Mineral Properties and the Foley Project.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 39,981,401 Common Shares were issued and outstanding and 66,562,983 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Company's common shares included in the issued and outstanding total above, 2,299,576 are in escrow with Computershare Trust Company of Canada and will be released incrementally every six months, with the final release scheduled on September 27, 2008.

As of the date of this MD&A, the Company has 2,800,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company at an option prices ranging from $0.13 to $0.27 per share, with expiry ranging from May 15, 2010 to August 27, 2012. As a result of completed financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 23,781,582 common shares of the Company, with exercise prices ranging from $0.18 to $0.35 and expiration dates from August 18, 2007 to April 19, 2009.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where

appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com.

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2007
DATED AUGUST 29, 2007

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2007 of Q-Gold Resources Ltd. ("Q-Gold" or the "Company") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Company's Board of Directors prior to release. Under this Instrument, the Company is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Company is currently exploring for precious and base metals and PGE's on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and almost 8,000 acres in the Rainy River greenstone belt (collectively referred to as the "Mineral Properties"). The Mineral Properties are located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. The Mineral Properties include the Foley and Golden Star gold mines, both located in the historic gold mining camp at Mine Centre. These two mines combined, produced over 16,000 ounces of gold in the late 1890's and 1930's and have remained undeveloped ever since. Currently the Mineral Properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

The Company completed an exploratory drilling program at Mine Centre and initiated the Foley Gold Mine Rehabilitation Project (the "Foley Project") during the six months ending June 30, 2007. The rehabilitation of the Foley Mine North Shaft Collar and construction of the accompanying infrastructure and buildings were completed in August and the initiation of the de-watering phase of the Foley Project is expected to commence in September. Once the mine has been de-watered to the 400' level and safe entry declared by mining engineers, the Company plans to begin inspection and underground exploration activities on the over 2.5 kilometres of existing drifting in the mine. Production from the mine is not anticipated during 2007.

In February, the Company completed the acquisition of all of the assets of Nipigon Gold Resources Ltd., which included two important known gold occurrences in the Mine Centre area, the McKenzie Gray and Jolly Roger Gold Veins.

In March, the Company commenced its 2007 exploration program consisting of mapping, sampling and diamond drilling at Mine Centre. The mapping and sampling program focused on the newly purchased (March 2007) Iron Ridge Prospect, which encompasses 1,520 acres along the Western shore of Bad Vermilion Lake and contains large pockets of conductivity in a 10+ km linear magnetic anomaly determined by airborne surveys. The Iron Ridge Prospect has the potential for both platinum group elements (PGE's) and a copper/ nickel/ cobalt suite of mineralization. The results from this sampling program, which are currently pending, will allow the Company to better evaluate the property and determine how to proceed. The Company's diamond drilling program at Mine Centre focused on EM/MAG airborne and ground Induced Polarization (IP) anomalies located along the Finger Lake Fault near Mine Centre.

The drill program also included a series of "structural" holes in the Foley Vein Complex to establish the presence of the veins at depths ranging from 300 to 1,100 metres, which the program accomplished. Although the conductive anomalies that were drilled encountered gold values, they were not of sufficient grade to be of economic significance.

The Company completed three equity financings during the first six months of 2007, resulting in gross proceeds totaling $1,530,851. These funds are being used to fund the Foley Project and exploration activities at Mine Centre, and for general and administrative expenditures.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations as of the date of this MD&A and does not expect to receive any income from the Mineral Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Company remains optimistic about the outlook for gold prices through 2007-2008 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Company's eight most recently completed quarters:

	2007		2006				2005	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
Total Revenues	$ 19,860	$ 7,238	$ 9,116	$ 3,705	$2,114	$ 772	$ 1,772	$ 875
Income (Loss) before discontinued operations & extraordinary items	(1,260,557)	(792,028)	(335,449)	(371,419)	(620,783)	(93,171)	(166,539)	(58,973)
Income (Loss) per Share	(0.04)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.04)	(0.00)
Income (Loss) per diluted share	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)
Net Income (Loss)	(1,196,874)	(757,452)	(357,122)	(348,832)	(644,756)	(89,462)	(119,598)	(34,465)
Net Income (Loss) per Share	(0.03)	(0.02)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.00)
Net Income (Loss) per diluted share	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)

FINANCIAL CONDITION

For the three months ending June 30, 2007, Q-Gold reported (prior to extraordinary items) a loss of $1,260,557 ($0.04 per share) versus a loss of $620,783 ($0.03) in the same period of 2006. The increased losses reported by the Company in 2007 over the same period in the previous year is the result of increased exploration work on the Mineral Properties and the initiation of the Foley Project, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Properties, the outlook for both cash flow and profit will be negative. In the near-term, the Company anticipates being able to fund its 2007 exploration activities from cash on hand and, as required, will obtain additional funds via equity financings to continue exploration activities on the Mineral Properties and the Foley Project, as well as general corporate activities (see "Liquidity and Capital Resources", below).

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had a working capital surplus of $1,455,321. Since the Company is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain funds for future exploration and development activities on the Mineral Properties via equity or debt financings.

ADDITIONAL DISCLOSURES

For the three months ending June 31, 2007, the Company incurred exploration expenses totaling $1,019,798 (2006 - $464,043) on the Mineral Properties. General and Administrative Expenditures for the period totaled $260,619 (2006 - $158,854). The increase in expenditures over these compared periods is the result of expanded operations by the Company on the Mineral Properties and the Foley Project.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 39,981,401 Common Shares were issued and outstanding and 66,562,983 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Company's common shares included in the issued and outstanding total above, 2,299,576 are in escrow with Computershare Trust Company of Canada and will be released incrementally every six months, with the final release scheduled on September 27, 2008.

As of the date of this MD&A, the Company has 2,800,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company at an option prices ranging from $0.13 to $0.27 per share, with expiry ranging from May 15, 2010 to August 27, 2012. As a result of completed financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 23,781,582 common shares of the Company, with exercise prices ranging from $0.18 to $0.35 and expiration dates from August 18, 2007 to April 19, 2009.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where

appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com.

82-4937

Form 52-109F2
Certification of Interim Filings

I, J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

J. Bruce Carruthers II
Chief Executive Officer

82-4931

Form 52-109F2
Certification of Interim Filings

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

[signature]

Eric A. Gavin
Chief Financial Officer

END